Exhibit 99.1

Gazit Globe Announces Entry into Strategic Transaction for the Sale of the Majority of its Stake in First Capital Realty for Approximately CAD $1.2 Billion

The Transaction is Subject to Certain Conditions Including a First Capital Realty Shareholder Vote

TEL-AVIV, ISRAEL; February 28, 2019 – Gazit Globe (NYSE1/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced today that Gazit Globe and its wholly-owned subsidiary (“Gazit” or the “Company”), entered into agreements related to its stake in First Capital Realty (TSX: FCR) (“FCR”), which are subject to certain conditions including the approval of the majority of FCR’s shareholders excluding Gazit, to sell 58 million shares of FCR at a price of CAD $ 20.60 per share for aggregate consideration of approximately CAD $1.2 billion (approximately NIS 3.3 billion). If completed, Gazit’s ownership interest in FCR would be reduced from approximately 31.3% currently to approximately 9.9%.

The prospective sales will be carried out via two, parallel transactions: (i) a direct buy-back by FCR of 36 million of the FCR shares held by Gazit; and (ii) a fully underwritten, bought, secondary offering in which an additional 22 million FCR shares held by Gazit will be offered to Canadian investors in a syndication led by RBC Capital Markets.

Chaim Katzman, Founder and CEO Commented: “This transaction is yet another important step in implementing Gazit Globe’s strategy, announced more than two years ago, to decrease our stake in mature public equity investments, reduce the company’s leverage, and increase our direct real estate holdings while focusing on dominant assets in major urban markets where we can create value through proactive management. Following the sale, which is subject to certain conditions, including the approval by a majority of FCR’s shareholders, excluding Gazit, the company’s direct real estate holdings as a percentage of its total investments (based on September 30, 2018 results) is expected to reach 44%, compared to 20%2 at December 31, 2016, while the company’s leverage (expanded solo) is expected to be reduced to below 45%.

Following this sale, Gazit Globe will have completed two major strategic transactions in the last two years, in which the company will have divested of public equity investments for an aggregate consideration of approximately NIS 8 billion in cash with an annual levered IRR of approximately 20% in each. We are determined to continue to advance our strategy to increase our direct real estate holdings and are focused on North America, where we have decades of experience, a deep management team, and a thorough understanding of the real estate market. Simultaneously, we will continue our efforts to improve the quality of our direct investments in Brazil, and both improve the quality of and increase our direct investments in Israel. In Europe, meanwhile, our strategy will be to continue to enhance the quality of our assets through proactive management as well as through other initiatives.

From Gazit’s perspective, it is clear that this transaction, upon approval, will be a major milestone in the company’s evolution, and is really a “game changer” for us. I’m convinced that once completed, Gazit will be successfully back to its “roots” as a direct real estate investor dedicated to acquiring irreplaceable assets, supported by a strong balance sheet with high liquidity, and led by a best in class, dedicated management team committed to creating value and delivering outsized returns for its investors.”

[1]	In February 13, 2019 Gazit Globe announced planned NYSE Delisting.

[2]	IRR calculation is based on management analysis of Gazit’s levered return on its investment.

Buy-Back by FCR

FCR will purchase from Gazit approximately 36 million shares (constituting 14.1% of FCR’s issued and outstanding share capital) for gross proceeds of approximately CAD $742 million. The closing of the buy back under the buy-back transaction agreement is subject to certain conditions, including (i) the approval of the buy-back by a majority of FCR’s shareholders, excluding Gazit, and (ii) the consummation of the pre-bought, underwritten offering (as described below).

At the time of the signing of the buy-back agreement, FCR will pay Gazit CAD $3.0 million. This amount will be credited to the payment of the buy-back purchase price and will be retained by Gazit if the buy-back transaction is terminated in certain circumstances, including if FCR shareholders do not approve the buy-back transaction.

Upon the closing of the buy-back transaction and for as long as the Company holds at least 5% of FCR’s issued and outstanding share capital, Gazit will be entitled to nominate one director to FCR’s board of directors as outlined in the transaction agreement.

Bought, Fully Underwritten Offering

Gazit has entered into an agreement to sell 22 million FCR shares, representing approximately 8.6% of FCR’s issued and outstanding share capital, on a “bought deal” basis to a syndicate of underwriters led by RBC Capital Markets for gross proceeds to Gazit of approximately CAD $453 million. (The “Bought Deal Consideration”). The closing of the bought deal under the bought deal transaction agreement is subject to certain conditions, including the approval of the buy-back transaction by a majority of FCR’s shareholders, excluding Gazit.

The Bought Deal Consideration will be paid to the Company in two, equal installments, the first of which will be paid into escrow with a custodian upon the closing of the bought deal transaction (with release to Gazit upon closing of the buy-back transaction) and the second of which will be paid 12 months following the closing. All of the bought deal shares will be held by a custodian and will be registered in the name of the purchasers only upon the payment of the second installment. At closing, the shares will be pledged to Gazit to secure payment of the second installment. If the second installment is not fully paid to the Company, the bought deal shares of beneficial holders who fail to pay the final installment may (subject to certain restrictions) be returned to the Company, without refund by the Company of the first installment already paid for those shares in full satisfaction of the holder’s obligations or sold on behalf of Gazit, in which case such holder will be liable to Gazit to the extent the net proceeds of such sale are less than the outstanding second installment. Following the signing of the bought deal transaction, the Company will not be entitled to dividends with respect to the bought deal shares nor, following closing of the buy-back transaction, to voting rights with respect to the bought deal shares. FCR will pay half of RBC’s underwriting commission for the bought deal.

The bought deal transaction will be carried out under a prospectus to be filed by FCR with the closing expected to occur on or about April 11, 2019, subject to regulatory approvals.

Additional Details of Transactions

Following the buy back and the bought deal transaction, Gazit will own approximately 21.6 million common shares of FCR (“Remaining Shares”), which will represent approximately 9.9% of FCR’s outstanding share capital and voting rights.

The remaining FCR shares to be held by the Company following the transactions will be presented in the Company’s financial statements as a financial asset, beginning as of the closing of the transactions.

The Company and its subsidiary have undertaken that for a period of one year from the closing of the bought deal transaction, they will not enter into any sale transactions in respect of their holdings in FCR, subject to certain exceptions, without the approval of FCR and the underwriters during the first six months following such closing and without the approval of FCR during the second six months following such closing. In addition, FCR and FCR’s directors have undertaken that for a period of 180 days from the bought deal transaction, they will not enter into any sale transactions in respect of their holdings in FCR, subject to certain exceptions, without the approval of the underwriters.

Gazit acquired a controlling interest in FCR in 2000. Through proactive management, acquisitions, divestments and M&A deals, FCR became one of the largest owners, developers and operators of necessity-based real estate located in Canada’s most densely populated urban centres, with a portfolio value of approximately CAD $10.5 billion and market capitalization of approximately CAD $5.5 billion.

Upon completion on the transaction, Gazit Globe will have achieved an annual leveraged IRR3 of approximately 20% on its investment in FCR, which illustrates the value Gazit has generated for its investors over a period of almost two decades.

Upon completion of the transaction, Gazit’s leverage ratio (expanded solo) after expenses is expected to decrease to below 45%.

Upon the closing of both transactions, the Company is expected to recognize a reduction in its shareholders’ equity by approximately NIS 510 million, which includes an expense of CAD $95 million (approximately NIS 264 million) for taxes (including a deferred tax liability of approximately CAD $26 million for Gazit’s remaining FCR shares) and CAD $88 million (approximately NIS 246 million) of transaction costs, including the offering discount to FCR and third parties, and offset from the realization of currency translation reserves of approximately NIS 90 million, which reduces the net loss to approximately NIS 420 million.

Lazard acted as Gazit’s financial advisor and McCarthy Tétrault LLP acted as Gazit’s legal advisor in the transaction.

Chaim Katzman, Founder and CEO Added: “Together with my partner, Dori Segal, we entered the Canadian market in the year 1998, acquiring our first asset for CAD $15 million. Today FCR is one of the largest owners, developers and operators of necessity-based urban real estate in Canada with asset value of more than CAD $10 billion led by high quality management team headed by Adam Paul. Over the last 19 years, FCR has delivered exceptional returns to all of its shareholders and we wish FCR and its management great success in the future.”

About Gazit Globe

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed-use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2018, Gazit Globe owns and operates 101 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.6 billion.

[3]	IRR calculation is based on management analysis of Gazit’s levered return on its investment in FCR in NIS.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com Gazit Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

Cautionary Note Re: Forward-Looking Statements:

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical fact. Forward-looking statements herein include those statements regarding Gazit’s ability to execute its operating plan and future financial performance and any other statements that are not statements of historical fact. These statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipates”, “expects,” “will” or comparable terms or the negative thereof. Such statements are based on management’s current estimates, assumptions that management believes to be reasonable, and currently available competitive, financial, and economic data as of the date hereof. Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of Gazit and not all of which are known to Gazit, including, without limitation, Gazit’s ability to realize anticipated cost savings from its delisting and deregistration, its ability to timely and effectively implement its delisting and deregistration, adverse effects on share price and liquidity following Gazit’s deregistration, as well as more general business and financial risks such as those risk factors described from time to time in Gazit’s reports filed with or furnished to the SEC, ISA and TASE. Investors should keep in mind that Gazit’s financial results in any particular period may not be indicative of future results. Gazit is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

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